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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*

                            NEWS COMMUNICATIONS, INC.
                            -------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                          ----------------------------
                           (Title Class of Securities)

                                   652484 60 1
                                 --------------
                                 (CUSIP Number)

                               Noah Scooler, Esq.
                            Graubard Mollen & Miller
                   600 Third Avenue, New York, New York 10016
                                  212-818-8800
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 28, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                     -------------------
CUSIP No.  652484 60 1                                     Page 2 of 7 Pages
----------------------                                     -------------------
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Wilbur L. Ross, Jr.
                  ###-##-####
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)|_|
                                                              (b)|_|
                  N/A
-------------------------------------------------------------------------------
3         SEC USE ONLY


-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                 PF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|

                 N/A
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA
-------------------------------------------------------------------------------
                            7   SOLE VOTING POWER

                                   570,000
         NUMBER OF          ---------------------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                  0
           EACH             ---------------------------------------------------
         REPORTING          9   SOLE DISPOSITIVE POWER
          PERSON
           WITH                    570,000
                            ---------------------------------------------------

                            10  SHARED DISPOSITIVE POWER

                                   0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 570,000
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.7%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                 IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         The class of equity security to which this statement relates is the Common Stock, $.01 par value, of News Communications, Inc. (the "Issuer"), a Nevada corporation, whose principal executive offices are located at 174-15 Horace Harding Expressway, Fresh Meadows, New York 11365.


Item 2.  Identity and Background.

         This statement is filed on behalf of:

         (a)  Name:   Wilbur L. Ross, Jr. ("Ross")

         (b)  Business Address:     Ross has a business address of:

                  c/o Rothschild Inc.
                  1251 Avenue of the Americas
                  New York, New York  10020

         (c) Principal Business: Ross is Senior Managing Director of Rothschild Inc., investment bankers. Ross i also the Chief Executive Officer and Chairman of the Executive Committee of the Board of Directors and a Director of the Issuer.

         (d) During the last five years, Ross has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ross has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Ross is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         On October 28, 1996, Ross purchased from the Issuer 40,000 shares of the Issuer's $10.00 Convertible Preferred Stock ("Preferred Stock") and warrants to purchase 160,000 shares of the Issuer's Common Stock at $2.00 per share ("Warrants") for an aggregate consideration of $400,000 paid in cash from Ross's personal funds. Such shares of Preferred Stock are convertible into an aggregate of 200,000 shares of the Issuer's Common Stock.

         On October 28, 1996, the Issuer granted Ross 5-year options to purchase an aggregate of 200,000 shares of Common Stock at $2.00 per share pursuant to the Issuer's Discretionary Directors and Officers Stock Option Plan in consideration for Ross agreeing to act as Chief Executive Officer of the Issuer.

         On October 28, 1996, the Issuer granted Ross 5-year options to purchase an aggregate of 5,000 shares of Common Stock at $2.25 per share pursuant to the Issuer's Non-Discretionary Directors Stock Option Plan in consideration for Ross becoming a Director of the Issuer.


Item 4.  Purpose of Transaction.

         All securities reported hereunder have been acquired by Ross in order to obtain an individual equity position in the Issuer for investment purposes. Depending upon market conditions and other factors that Ross may deem material to his investment decisions, he may acquire additional securities of the Issuer in the open market, in private transactions or by any other permissible means, although he has no present intention to do so. Ross has no present plans which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; a class of securities of the Issuer being delisted from a national securities exchange or to cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.


Item 5.  Interest in Securities of the Issuer.

         (a) (i) Ross, individually, owns 5,000 shares of Common Stock, which were acquired more than 60 days prior to the date of this Schedule, and options, Warrants and Preferred Stock which are exercisable to purchase or are convertible into an aggregate of 565,000 shares of Common Stock, or a total of 570,000 shares of Common Stock. Ross has sole voting and dispositive powers over such 570,000 shares of Common Stock, which constitute 6.7% of the Issuer's Common Stock.

             (ii) On October 28, 1996, the Issuer paid Rothschild Inc. 50,000 shares of Common Stock of the Issuer (valued at $100,000) for financial advisory services.

             (iii) On October 28, 1996, Rothschild North America Inc. ("RNA"), for it own account, purchased 10,000 shares of the Issuer's Preferred Stock and Warrants to purchase 40,000 shares of the Issuer's Common Stock at $2.00 per share for an aggregate consideration of $100,000 paid in cash from its general corporate funds. Such shares of Preferred Stock are convertible into an aggregate of 50,000 shares of the Issuer's Common Stock. Mr. Ross is a Senior Managing Director and Director of Rothschild Inc. and a Director of its parent, RNA. RNA presently intends to contribute the 40,000 shares of Preferred Stock and Warrants to a limited partnership in which RNA or an affiliate thereof is to be its sole limited partner and in which certain senior officers of RNA and its affiliates, including Ross, will have a pecuniary interest.

             (iv) Ross  does  not  have shared  voting  or  dispositive   powers
over, and disclaims beneficial ownership of, the shares of Common Stock, Preferred Stock and Warrants owned by Rothschild Inc. and RNA. No group comprised of Rothschild Inc., RNA and any other person, including Ross, exists with respect to any securities of the Issuer.

         (b) (i) The following information is furnished with respect to Rothschild Inc.:

                  A.  Name: Rothschild Inc.

                  B.  Business Address:   1251 Avenue of the Americas
                                          New York, New York 10020

                  C.  Principal Business:  Investment Banking

                  D. During the past five years, Rothschild Inc. has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  E. During the past five years, Rothschild Inc. has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  F.  Rothschild Inc. is a Delaware corporation

            (ii)  The following information is furnished with respect to RNA:

                  A.  Name: Rothschild North America Inc.

                  B.  Business Address:   1251 Avenue of the Americas
                                          New York, New York 10020

                  C.  Principal Business: Holding Company

                  D. During the past five years, RNA has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  E. During the past five years, RNA has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Certificate of Designation  relating to the Preferred Stock (see
Item 7. Material to be Filed as Exhibits.), the holders thereof have the right to convert the Preferred Stock into Common Stock of the Issuer, at the rate of five shares of Common Stock per share of Preferred Stock, subject to adjustment. Prior to the time of any such conversion, the holders of the Preferred Stock are entitled to vote on all matters submitted to the holders of the Common Stock for a vote and each share of Preferred Stock is entitled to the number of votes as the number of shares of Common Stock it is convertible into. So long as at least 100,000 shares of Preferred Stock are outstanding, (a) the holders of the Preferred Stock, voting as a class, are entitled to nominate and elect that number of directors of the Issuer equal to one-half of the number of directors constituting the whole Board of Directors and (b) the vote of a the holders of a majority of the Preferred Stock shall be necessary to authorize, effect or validate (i) the merger or consolidation of the Issuer with or into any other corporation, (ii) the sale of all or substantially all of the assets of the Issuer or (iii) the issuance of any parity stock (as defined in the Certificate of Designation). The vote of all of the holders of record of the Preferred Stock is necessary to authorize, effect or validate the amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation of the Issuer so as to affect adversely the powers, preferences or rights of the Preferred Stock.

         Pursuant to the Warrant and the stock options granted to Ross described in this Schedule, Ross has the right to purchase an aggregate of 365,000 shares of Common Stock, during various periods through October 28, 2001, of which the Warrant and options to purchase 200,000 shares are exercisable at $2.00 per share and options to purchase 5,000 shares are exercisable at $2.25 per share.

Item 7.  Material to be Filed as Exhibits.

         (1) Discretionary Directors and Officers Stock Option Plan of the Issuer (incorporated by reference to Exhibit 10.2.1 of Issuer's Registration Statement on Form SB-2, as amended, File No. 33- 46467).

         (2) Non-Discretionary Directors Stock Option Plan of the Issuer (incorporated by reference to Exhibit 10.2.2 of Issuer's Registration Statement on Form SB-2, as amended, File No. 33-46467).

         (3) Form of Subscription Agreement made as of October 4, 1996 among the Issuer and the persons designated therein as "Purchasers," including Exhibit 1 thereto, form of Certificate of Designation of $10.00 Convertible Preferred Stock, and Exhibit 2 thereto, form of Warrants (incorporated by reference to Exhibit 10.33 of Issuer's Report on Form 10-QSB for quarter ended August 31, 1996, File No. 0-18299).

                                 SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 7, 1996

                                    /s/   Wilbur L. Ross, Jr.
                                    --------------------------------------
                                    Wilbur L. Ross, Jr.